UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the annual general meeting of shareholders (the “Meeting”) of Bit Origin, Ltd. (the “Company”) convened at March 14, 2025, at 10:00 P.M., Local Time (March 14, 2025, at 10:00 A.M., Eastern Time), at 27F Samsung Hub, 3 Church Street Singapore, 049483, the shareholders of the Company adopted resolutions approving all of the eleven proposals considered at the Meeting. A total of 2,853,356 votes, representing 33.39% of the votes exercisable, represented by 2,853,356 ordinary shares, par value $0.30 per share of the Company, each of which is entitled to one (1) vote per share, as of January 21, 2025, the record date, were present in person or by proxy at the Meeting. All matters voted on at the meeting were approved. The results of the votes were as follows:

1.	Proposal One – Re-appointment of Directors

Resolution(s)	For	Against	Withheld/Abstain
Proposal One: By an ordinary resolution, to approve the re-appointment of four directors, Mr. Jinghai Jiang, Ms. Mei Yeung, Dr. Xiaping Cao, and Mr. Siyuan Zhuang, each to serve a term expiring at the annual general meeting in 2026 or until their successors are duly elected and qualified;	2,846,318	7,038	0

2.	Proposal Two – Adoption of the Dual-Class Share Capital Structure
Resolution(s)	For	Against	Withheld/Abstain

Proposal Two: By an ordinary resolution, to adopt a dual-class share capital structure, conditional on Proposal Three being passed, to:

(i)              all of the issued and outstanding ordinary shares of US$0.30 par value each in the capital of the Company (the “Ordinary Shares”) into class A Ordinary Shares of US$0.30 par value each, each having one (1) vote per share and the other rights attached to it as set out in the Fourth Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;

(ii)            25,000,000 authorized but unissued Ordinary Shares into 25,000,000 class B Ordinary Shares of US$0.30 par value each, each having twenty (20) votes per share and the other rights attached to it as set out in the Fourth Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and

(iii)           the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis,

provided that the Company shall, at the time of the above resolution, have not less than 25,000,000 authorized but unissued Ordinary Shares (“Dual-Class Share Capital Structure”).

	2,843,606	9,416	334

3.	Proposal Three – Amendment and Restatement of the Memorandum and Articles of Association

Resolution(s)	For	Against	Withheld/Abstain
Proposal Three: By a special resolution, conditional upon Proposal Two being passed, the Company’s current Amended and Restated Memorandum and Articles of Association to reflect the Dual-Class Share Capital Structure by adoption of the Fourth Amended and Restated Memorandum and Articles of Association in the form attached as Exhibit A to the accompanying proxy statement (the “Fourth Amended and Restated Memorandum and Articles of Association”).	2,844,647	8,375	334

4.      Proposal Four – Repurchase and Issuance of Shares

Resolution(s)				For	Against	Withheld/Abstain
By an ordinary resolution, to approve the repurchase and issuance of shares of certain shareholders as follows:
Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held After Giving Effect to Share Re-designation	Number of Shares to be Held After Giving Effect to Share Re-designation, Repurchase and Issuance
Jinghai Jiang	768,000 Ordinary Shares	768,000 Class A Ordinary Shares	768,000 Class B Ordinary Shares	2,845,889	7,467	0

5.	Proposal Five – Amendment and Restatement of the Memorandum and Articles of Association

Resolution(s)	For	Against	Withheld/Abstain

By a special resolution, the Company’s Articles of Association to insert a new Article 37A immediately after Article 37, as follows:

“37A.  Subject to the Companies Act, the Company may by Special Resolution from time to time reduce its share capital in any way, and in particular, without prejudice to the generality of the foregoing power, may:

(a) cancel any paid-up share capital which is lost, or which is not represented by available assets; or

(b) pay off any paid-up share capital which is in excess of the requirements of the Company,

and may, if and so far as is necessary, alter the Memorandum of Association by reducing the amounts of its share capital and of its Shares accordingly

	2,845,378	7,644	334

6.     Proposal Six – Share Capital Reduction

Resolution(s)	For	Against	Withheld/Abstain

By a special resolution, conditional upon Proposals Two and Five being passed and subject to the confirmation by the Grand Court of the Cayman Islands, the par value of each authorized share in the capital of the Company (including all issued shares) to reduce from US$0.30 to US$0.000001 (the “Share Capital Reduction”), such that following the Share Capital Reduction, the authorized share capital of the Company shall be US$500, divided into 500,000,000 shares of par value US$0.000001 each, comprising of 475,000,000 Class A Ordinary Shares of par value US$0.000001 each and 25,000,000 Class B Ordinary Shares of par value US$0.000001 each.

	2,843,202	9,820	334

7.	Proposal Seven – Share Capital Increase

Resolution(s)	For	Against	Withheld/Abstain

By an ordinary resolution, conditional upon Proposal Six being passed, subject to the Grand Court of the Cayman Islands confirming the Share Capital Reduction and with effect immediately following the effectiveness of the Share Capital Reduction, the Company’s authorized share capital to increase from (i) US$500, divided into 500,000,000 shares of par value US$0.000001 each, comprising of 475,000,000 Class A Ordinary Shares of par value US$0.000001 each and 25,000,000 Class B Ordinary Shares of par value US$0.000001 each, to (ii) US$15,000 divided into 15,000,000,000 shares of par value US$0.000001 each, comprising of 14,250,000,000 Class A Ordinary Shares of par value US$0.000001 each and 750,000,000 Class B Ordinary Shares of par value US$0.000001 each, by:

(1) the creation of 13,775,000,000 new Class A Ordinary Shares of par value US$0.000001 each; and

(2) the creation of 725,000,000 new Class B Ordinary Shares of par value US$0.000001 each,

(the “Share Capital Increase”).

	2,843,219	9,803	334

8.	Proposal Eight – Amendment and Restatement of the Memorandum and Articles of Association

Resolution(s)	For	Against	Withheld/Abstain
By a special resolution, conditional upon Proposals Six and Seven being passed and subject to the Grand Court of the Cayman Islands confirming the Share Capital Reduction, the Company’s then effective Memorandum and Articles of Association be amended and restated to reflect the Share Capital Reduction and the Share Capital Increase.	2,843,606	9,416	334

9.	Proposal Nine – Reverse Stock Split

Resolution(s)	For	Against	Withheld/Abstain
By an ordinary resolution, to approve a reverse stock split of all of the Company’s authorized shares (including all issued shares), at a ratio of not less than 1-for-2 and not more than 1-for-200, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders (the “Reverse Stock Split”), and authorize the Board of Directors to implement such Reverse Stock Split at its discretion at any time prior to the one-year anniversary of this Annual Meeting.	2,878,568	12,471	224

10.	Proposal Ten – Amendment and Restatement of the Memorandum and Articles of Association

Resolution(s)	For	Against	Withheld/Abstain
By a special resolution, to amend and restate the Company’s then effective Memorandum and Articles of Association to reflect the Reverse Stock Split, once implemented.	2,843,530	9,826	0

11.	Proposal Eleven – Adjourn of the Annual General Meeting

Resolution(s)	For	Against	Withheld/Abstain
By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five, Proposal Six, Proposal Seven, Proposal Eight, Proposal Nine and Proposal Ten.	2,845,665	7,446	0

This report shall be deemed to be incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-281518) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Jinghai Jiang
Name:	Jinghai Jiang
Title:	Chief Executive Officer, Chief Operating Officer, Director, and Chairman of the Board

Date: March 18, 2025